DAVIS POLK & WARDWELL

1300 I STREET N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-4800

WRITER'S DIRECT
212-450-4593

15 AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

October 9, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a presentation by Mr. Juan Ignacio López Gandásegui, Chief Executive Officer of Gamesa, given to shareholders in Madrid on October 8, 2002.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Ines C. Velasco
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

10/30

Gamesa S.A.
Information furnished
pursuant to Rule 12g3-2(b)
File No. 82-5201


Gamesa

Growing with the Wind





OCTOBER 2002

Agenda

- The Iberdrola Transaction
- Gamesa's Strategic Activities
- The Wind Industry. Present and Future
- Gamesa Energía
- Gamesa Eólica
- Gamesa Servicios
- Financial Forecast


Gamesa

Agenda

- The Iberdrola Transaction



The Iberdrola Transaction
Sale of Windfarms as a Recurrent Business

 Within the Guidelines of the 2002-2004 Strategic Plan the Sale of Windfarms as a Recurrent Business was settled, since:

-  Gamesa creates Value in the Development Phase
-  Significant Gains are generated
- Leverage is reduced (cash in plus deconsolidated debt)
-  It Generates Cross Selling opportunities for Gamesa Eólica



The Iberdrola Transaction
Typical Structure of a Windfarm Sale

- Investment : EUR 0.9 – 1.0 MM per MW
- Financial Structure (Each Windfarm = One SPV) :
  - 80% Bank Debt (Project Finance non recourse to the shareholder)
  - 10% Subordinated Debt
  - 10% Equity
- Sale of windfarms: GAMESA sells the shares of each SPV (Windfarm)
- Accounting:
  - Revenues = Capital Gain on the sale (Equity Value sold - Book value (initial investment + existing reserves))
  - Costs = 0
  - EBITDA = Revenues = Net Income (no depreciation, no financials, no tax)
  - Net Income is increased by the reverse adjustment of intercompany sales (G. Eólica and G. Servicios to G. Energía)
- Cash Flow
  - Cash in = Equity Value + Subordinated Debt
  - Debt Reduction = Cash in + PFI Debt (deconsolidated from SPV)



The Iberdrola Transaction
Main Details



- The transaction splits in 3 different steps:
  - Step 1. Sale of 982 MW
  - Step 2. Frame Agreement for 1,100 MW of WTG
  - Step 3. Agreement for Codevelopment in Certain Regions



The Iberdrola Transaction
Step 1. Sale of 982 MW

€ 1.400
€ 1.200
€ 1.000
€ 800
€ 600
€ 400
€ 200
€ 0

Enterprise Value

€ 288 Equity Value
Subordinated Debt
Net Debt
€ 346 Future Investment

€ 222 Capital Gain (*)
€ 587 Investment
€ 346 Future Investment

€ 345 Cash Received
€ 464 Deconsolidated Debt
€ 346 Future Investment

Price
Accounting
Investment & Gain
Cash Flow

(*) Final Price depending on final performance of future windfarm
(*) Reverse adjustment of Eur 18 MM of intercompany sales not included



The Iberdrola Transaction
Step 1. Sale of 982 MW

- Location of Windfarms: Spain (mainly Galicia and Aragón)


Galicia
379 MW
C. León
167 MW
Andalucía
30 MW
La Rioja
52 MW
Aragón
240 MW
C. La Mancha
114 MW

The Iberdrola Transaction
Step 2. Frame Agreement for 1,100 MW of WTG



- WTG for other Iberdrola Windfarms
- Estimated deliveries

Iberdrola - Gamesa Eólica Frame Agreement				
WTG Deliveries	2003	2004	2005	2006
MW	500	300	150	150

- Location of windfarms: Spain



The Iberdrola Transaction
Step 3. Codevelopment Agreement

- Shareholder Structure:
  - 60% Iberdrola / 40% Gamesa
- International Codevelopment:
  - France, Benelux, UK, Ireland, other
- Domestic Codevelopment:
  - Iberdrola Regions (C. La Mancha, C. León, La Rioja)
- Important sinergies in development (increased success ratio)
- Ensurance of WTG sales
- Possibility to sell stakes once installed



Agenda

- Gamesa's Strategic Activities


Gamesa

Gamesa's Strategic Activities
Business Units



Gamesa
Renewable Energy
Gamesa Eólica
WTG manufacturing
Gamesa Energía
Windfarm Development
Gamesa Servicios
Advanced services
Alerion
Aeronautics
Aeronautic structures
Aeronautic components
Turbo 2000
Engine Design and Manuf.
Engine Maintenance
Aeronautics in process of spin off

Gamesa's Strategic Activities

Renewable Energy. Business Units

Gamesa operates in the renewable energy business, mainly wind power, through three operating units


GAMESA
100%
100%
100%

Gamesa is involved in the entire wind power cycle




Agenda

- The Wind Industry. Present and Future



Gamesa

The Wind Industry. Present and Future

Past and Future Growth


EVOLUTION OF YEARLY INSTALLATION (MW)
70,000
1.292
6.824
25.940
64.547
CAGR = 39,5%
CAGR = 25%
CAGR = 20%
1996
2001
2007
2012
THE WIND INDUSTRY: THE INDUSTRIAL ACTIVITY OF HIGHEST GROWTH SHORT AND LONG TERM

Source: Wind Force 12

The Wind Industry. Present and Future
Market Distribution

Area		2001	2002	2003	2004	2005
Europe OECD	MW	4.527	5.330	6.277	7.363	8.600
	%	66%	63%	59%	55%	52%
USA / Canada	MW	1.745	2.142	2.639	3.249	4.000
	%	26%	25%	25%	24%	24%
OECD Pacific	MW	41	115	224	380	600
	%	1%	1%	2%	3%	4%
Asia	MW	511	708	974	1.329	1.800
	%	7%	8%	9%	10%	11%
Rest of the World	MW	0	205	512	960	1.600
	%	0%	2%	5%	7%	10%
Total	MW	6.824	8.500	10.625	13.281	16.600
Δ %		52%	25%	25%	25%	25%

Source: Wind Force 12 and Company Estimates





Agenda

- Gamesa Energía



Gamesa

Gamesa's Strategic Activities
Gamesa Energía. Windfarm Development & Sale


The Windfarm's Lifecycle

Phase	Development			Installation		Generation
Timeframe	3 to 4 Years			6 to 9 Months		20 + Years
Actions	Site Screening	Wind Measurement	Permissions	Civil Works	WTG Installation	Windfarm runs without further investment, maintanance contract signed with any services company(i.e. Gamesa Servicios)
Timeframe	6 Months	2 Years	1 Year	4 Months	2 to 5 Months	

VALUE CREATION PHASES BEFORE GENERATION

TIME


Gamesa Energía develops and sells windfarms once these are installed in order to maximise value creation.


Gamesa

Gamesa Energía
Strategic Directives

High Annual Growth

Sale of Windfarms as a recurrent Business

Leader in Windfarm Development

Windfarm Financing Capacity

Stable Agreements with Third Parties for Windfarm Development



Gamesa Energía
Windfarm Development Leadership

Country	Total Potential MW	Validated Speeds	Grid Conexion Rights	Working as of 31-12-02
Spain	6,680	4,535	2,243	803
Portugal	1,192	1,152	158	-
Italy	2,984	736	1,200	-
Greece	967	275	212	-
France	1,030	-	-	-
Brazil	573	140	-	-
Australia	450	-	-	-
Dominican Rep.	90	90	90	-
USA	780	50	50	-
Others	400	20	20	-
Total	15,146	6,998	3,973	803

Note: 982 MW sold to Iberdrola included


Gamesa




Gamesa Energía
High Annual Growth


700
600
500
400
300
200
100
0
250
300
400
520
680
2001
2002
2003
2004
2005

Developed MW	2001	2002	2003	2004	2005
Spain	250	300	300	300	350
International Markets	-	-	100	220	330
Developed MW	250	300	400	520	680

Gamesa

Gamesa Energía

Sale of Windfarms as a Recurrent Business



- **Windfarm selling criteria: Windfarms developed in year t are sold in year t+1**

Figures in MW	2001	2002	2003	2004	2005
Developed Windfarms	250	300	400	520	680
Windfarm Sale(*)					
Extraordinary	-	202	-	-	-
Recurrent	-	250	300	400	520
[illegible]	-	452	300	400	520
Windfarms owned by Gamesa	**503(**)**	**300**	**400**	**520**	**680**

(*) Potential slide of sales possible

(**) 452 MW attributable to Gamesa



Agenda

■ Gamesa Eólica


Gamesa

Gamesa Eólica
Strategy


Sales Grouth
(Increasing Market share)
Ensure Product Mix
Maintenance of High Margins
Tier 1 WTG Manufacturer
Worldwide
Modular Vertical Integration
Service Quality
Gamesa



Gamesa Eólica
Ensure Product Mix

Product Type	WTG Name	Installed Power	Delivered Units (since start)
Under 1 MW	G-47	660 Kw	2,623
	G-52	850 kW	590
	G-58	850 kW	182
Multi MW	G-80	1,500 kW	1st Unit March 2003
	G-80	2,000 kW	2
	G-90	2,000 kW	1st Unit Dec 2003

Delivered Units as of August 2002



- **Develop R&D Programme to:**
  - Optimise Design of Current WTG
  - Improve Efficiency of Current WTG
  - Desgin new concepts of Key components
  - Design New Generation of WTG



Gamesa Eólica

Sales Growth (Increase Market Share)



CLIENT PORTFOLIO (MW)						
CLIENT	Total	Pending As of 31-12-02	2002	2003	2004	2005
GAMESA	-	1,600	300	400	520	680
CESA	1,000	927	73	150	150	150
EHN	1,416	650	332	250	300	100
IBERDROLA	1,510	1,180	64	500	300	230
TOTAL MW (Firm Agreement)	-	4,357	769	1,300	1,270	1,160
Other Clients	-	-	181	400	600	975
Total Potential			950	1,700	1,870	2,135
GAP			-	+ 400	+ 180	-
Budget (MW)			950	1,300	1,690	2,135
Market Share			11%	12%	13%	13%


Gamesa

Gamesa Eólica

Sales Growth (Increase Market Share). Sales by Country



Area		2001	2002	2003	2004	2005
SPAIN	MW	729	935	1,040	1,100	975
	%	99%	98.4%	80%	65.1%	45.6%
REST OF EUROPE	MW	6	15	100	200	420
	%	1%	1.6%	7.7%	11.8%	19.7%
USA / CANADA	MW	-	-	86	240	450
	%	-	-	6.6%	14.2%	21.1%
OECD PACIFIC	MW	-	-	54	80	110
	%	-	-	4.2%	4.7%	5.2%
ASIA	MW	-	-	20	60	130
	%	-	-	1.5%	3.5%	6.1%
REST OF THE WORLD	MW	-	-	-	10	50
	%	-	-	-	0.6%	2.3%
Total	MW	735	950	1,300	1,690	2,135

Gamesa Eólica
Maintenance of High Margins



Maintenance of Margins and Profitability above Competitors



Advantages ------------ > ------------ **Challenges**

Advantages

- Royalty disappears
- Higher Prices Outside Spain
- Vertical Integration
- Production Continuity (Visibility)
- Substantial Growth in Revenues

Challenges

- Transportation Costs
- New Commercial Network
- Increase in R&D
- Increase in Capacity (Capex)

WTG Manufacturing Margins					
Ratio	2001	2002 (*)	2003 (*)	2004	2005
EBITDA / Sales	18 %	20 %	20 %	19 %	19 %
Net Income / Sales	9 %	10 %	10 %	9 %	9 %



(*) Margins for 2002 and 2003 do not include royalties.





Gamesa Eólica
Service Quality

- Join the Expertise accumulated at Gamesa Eólica and Servicios in order to:
  - Improve Client Service
  - Improve WTG and Windfarm availability

- Develop a Global Service Network through:
  - Own Network in Key Markets (USA and Europe)
  - Agreements in other Markets (Australia, Japan, ...)

Avg. Historical Availability > 98%





Gamesa Eólica

Gamesa Eólica. Modular Vertical Integration

Activity	WTG Component				
	Blades	Control Software	Gearbox	Generator & Power Electronics	Tower
		 			







Agenda

- Gamesa Servicios



Gamesa Servicios
Strategic Guidelines

- Generate Sinergies in the Sale of WTG offering added value to the customers through turnkey projects
- Improve knowledge about WTG behaviour in Real Conditions
- Concentrate in Renewable Energies


Gamesa

Agenda

- Financial Forecast


Gamesa

Financial Forecast
Sustainable Growth



Total Revenues (€m)
CAGR 36%
217
310
593
767
742
1997
1998
1999
2000
2001
EBITDA (€m)
CAGR 58%
34
63
132
173
206
1997
1998
1999
2000
2001
Net Earnings (€m)
CAGR 79%
6
20
39
48
62
1997
1998
1999
2000
2001
Ren. Energy Revenues (€m)
CAGR 57%
109
149
324
584
674
1997
1998
1999
2000
2001
Ren. Energy Net Income (€m)
CAGR 73%
6
19
40
47
52
1997
1998
1999
2000
2001

Note: To make the four years comparable, all figures are based on proforma financial data

Financial Forecast
Gamesa Consolidated

€ MM	2001	2002 (E)	2003 (F)
Net Income (Recurrent Activity)	62	102	133
% Growth	37%	64%	31%
Net Income (Including Extraordinary MW Sales)	62	159	133

Note: Approximately EUR 57 MM extraordinary Income could be applied to Accelerated Goodwill Amortization

€ / Share	2001	2002 (E)	2003 (F)	2004 (F)	2005 (F)
EPS (Recurrent Activity)	0.76	1.26	1.64	1.95	2.18
% Growth	37%	64%	31%	19%	12%

Note: From 2003 onwards, Aeronautica´s contribution is not included

€ MM	2001	2002 (E)	2003 (F)
Net Bank Debt	840	489	229
Net Bank Debt/ Equity	3.26x	1.27x	0.6x




Financial Forecast
EPS Forecast

2001-2005 CAGR = 30%
2,50
2,00
1,50
1,00
0,50
0,00
€ 0,56
€ 0,53
€ 0,77
€ 0,77
€ 0,95
€ 1,26
€ 0,89
€ 1,64
€ 1,16
€ 1,95
€ 2,18
2000
2001
2002
2003
2004
2005
EPS Real
Guidance Dec 2001
Guidance Oct 2002

Note: From 2003 onwards, Aeronautica´s contribution is not included



Conclusion

 **The Iberdrola Transaction:**

-  **Provides visibility of results 2003-2005**
-  **Significantly reduces leverage**
-  **Improves backlog of WTG manufacturing**

Recurrent Income from Windfarm Sale + Strong Growth at Gamesa Eólica

Strong Stable Growth of Gamesa´s Results



Financial Forecast
Financial Calendar

	Financial Calendar	
Event	**CNMV Deadline**	**Comments**
Q3 Report	**15th of November**	-Only Consolidated Figures
H2 Report	**28th of February**	-Divisional Figures -Revision of Forecasts
Q1 Report	**May**	-Only Consolidated Figures
H1 Report	**August**	-Divisional Figures -Forecast for Next Year



Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.





Gamesa

Growing with the Wind





OCTOBER 2002